SYNNEX Corporation

44201 Nobel Drive

Fremont, CA 94538

June 27, 2008

VIA ELECTRONIC TRANSMISSION AND OVERNIGHT MAIL

Patrick Gilmore

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Mail Stop 4561

Re:	SYNNEX Corporation
Form 10-K for the Fiscal Year Ended November 30, 2007
Filed February 13, 2008
Definitive Proxy Statement Filed February 22, 2008
Forms 8-K Filed on May 16, 2008 and May 28, 2008
File No. 1-31892

Dear Mr. Gilmore:

On behalf of SYNNEX Corporation, this letter responds to comments on the above-referenced Form 10-K, the Definitive Proxy Statement, and Forms 8-K received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its revised letter dated May 30, 2008. Set forth below are our responses to the Staff’s comments.

Form 10-K for the Fiscal Year Ended November 30, 2007

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 28

1.	We note your response to our prior comment 2. In the second paragraph of your response, you discuss several factors pertaining to an analysis of the impact of pricing and volume on your revenues. To the extent such disclosure is still applicable and material, please include similar disclosure in future filings.

Response: We acknowledge the Staff’s comment and will disclose such factors in future filings as applicable.

Consolidated Statement of Operations, page 50

2.

We note your response to our prior comment no. 4 where you indicate that your business process outsourcing services revenue is immaterial. Please tell us the amount of revenues earned from these services for each period presented. We also note that your business process outsourcing services consist of voice, email and technical support services. We

Securities and Exchange Commission

June 27, 2008

further note your disclosure on page 57 where you indicate that revenue from the sale of software products are recognized upon shipment because there is no obligation to provide any post contract support (PCS) services. Please clarify how your technical support services provided under your business process outsourcing services differs from PCS.

Response: As the amount of revenue earned from our business process outsourcing services represents confidential financial information, the disclosure of which would cause competitive harm to us, and thus fits squarely within the type of information protected and not required to be disclosed under National Parks and Conservation Association v. Morton, 498 F.2d 765 (D.C. Cir. 1974) and Burke Energy Corporation v. Department of Energy, 583 F.Supp. 507 (1984), we are providing this financial information to the Staff supplementally.

We sell pre-packaged software products and are not obligated to provide, nor do we provide, any services after shipment of the related software products. Separately, we provide business process outsourcing services to different customers. We have not provided business processing outsourcing services to customers that purchase pre-packed software products.

Definitive Proxy Statement Filed February 22, 2008

Compensation Discussion and Analysis, Page AI-1

3.	In your draft Compensation Discussion and Analysis you make several references to compensation at “comparable companies” in your industries. For instance, on page AI-2 you disclose the base salary of your Chief Executive Officer and other executive officers as percentiles of the base salary levels for comparable positions in your “peer group.” Although you have included a general discussion of what you view as your “industry peer group” on page AI-5, in future filings consider specifically identifying the comparable companies to which you refer in connection with any particular compensation element. See Item 402(b)(2)(xiv) of Regulation S-K. If you used the same component companies for each compensation element, consider including a cross-reference to your discussion of component companies of your peer group, or moving this discussion prior to your discussion of the individual elements of your compensation program.

Response: We acknowledge the Staff’s comment. If the Compensation Committee continues to review compensation at comparable companies, then we will consider specifically identifying these comparable companies in future filings as well as cross-referencing or moving the discussion per the Staff’s comment.

Certain Relationships and Related Person Transactions, page AII-1

4.	You state in this section that you believe that your business has in many ways benefited from your relationship with MiTAC International. When including disclosure of this sort in future filings, please include a discussion of the basis for your belief.

Response: We acknowledge the Staff’s comment. If we include similar disclosure relating to the benefits from our relationship with MiTAC International in the future, then we will include a discussion of the basis of our belief regarding the same.

Securities and Exchange Commission

June 27, 2008

Form 8-Ks Filed on May 16, 2008 and May 28, 2008

5.	We note that you issued 4% Convertible Senior Notes due 2018 (Notes) on May 12, 2008 and May 21, 2008. Tell us how you intend to account for the Notes. In this regard, we note that the Notes are convertible into cash or a combination of cash and shares of your common stock at a conversion price that does not appear to be fixed. We also note that a conversion feature exists that is based on the closing price of the Company’s common stock and the trading price of the Notes (i.e. dual indexes). Provide us your analysis in evaluating whether the debt conversion features of the Notes include embedded derivatives that you should separate from the debt host and account for at fair value under SFAS 133. In this regard, clarify whether you qualify for the scope exception under paragraph 11(a) of SFAS 133 including your consideration in applying the guidance in EITF 00-19 and EITF 01-06. Further tell us the impact the Notes will have on your diluted earnings per share calculation and your consideration of the guidance under EITF 04-8.

Response: As the information and analysis considered in the accounting treatment for the Notes represents confidential financial information, the disclosure of which would cause competitive harm to us, and thus fits squarely within the type of information protected and not required to be disclosed under National Parks and Conservation Association v. Morton, 498 F.2d 765 (D.C. Cir. 1974) and Burke Energy Corporation v. Department of Energy, 583 F.Supp. 507 (1984), we are providing this financial information to the Staff supplementally.

In connection with the foregoing response to the Staff’s comments, we hereby acknowledge that:

•	we are responsible for the adequacy and accuracy of the disclosure in the filing;

•	the Staff comments or changes to disclosure in response to the Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	we may not assert the Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Questions or comments concerning any matter with respect to our response to the comments received from the Staff may be directed to me at (510) 668-3837. Comments may also be sent to my attention via facsimile to (510) 668-3426.

Very truly yours,

/s/ Thomas Alsborg

Thomas Alsborg

Chief Financial Officer

cc:	Kathleen Collins, Accounting Branch Chief

Robert Huang

Kevin Murai